August 1, 2005

      Mail Stop 4561

Brenda G. Gujral
Director and President
Inland American Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

Re:	Inland American Real Estate Trust
	Registration Statement on Form S-11/A-3
	Filed July 21, 2005
	Registration No. 333-122743

Dear Ms. Gujral:

	We have reviewed your draft filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Performance of IREIC Affiliates, beginning on page 62
1. In response to previous comment 1, tell us where the amounts deferred or forgiven by your sponsor and its affiliates are represented in Table II of your performance tables, Compensation to
IREIC and Affiliates on page A-4. We note at the bottom of the table that dollar amounts paid or payable to the general partner or its affiliates for either IRRETI or IRC are zero.
2. Your disclosure on page 66 suggests that distributions which exceed earnings and profits are classified as non-taxable distributions and represent a reduction in basis for federal income tax purposes. We also note your disclosure that these distributions are not deemed to be a return of capital. Please advise us and revise your disclosure to clarify why you do not consider these distributions to be a return of capital. Similarly, in response to previous comment 4 tell us how classifying the distribution as "a return of tax basis" is different from classifying the distribution as a "return of capital."
3. We note your reference to the risk factor on page 32 in response to previous comment 3, please add a separately captioned risk factor discussing the risk that although your sponsor has elected to forgo or defer fees to make cash available for distributions for some of its prior programs, the sponsor exercises sole discretion to forgo or defer fees for Inland American REIT and may choose not to do so.

Table III, Operating Results of Prior Programs, pages A-6-A-10
4. We read your response to comment 7 of our letter dated July 11, 2005. Please revise your disclosure in Note (B) to explain the nature of "cash received under master lease agreements." In your response, please tell us where this is included in IRRETI`s statement of cash flows and why this is not already included in cash provided by operating activities.


  *	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3780 with any questions.

Sincerely,



Elaine Wolff
Legal Branch Chief

cc:	Michael J. Choate, Esq. (via facsimile)











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Brenda G. Gujral
Inland American Real Estate Trust, Inc.
August 1, 2005
Page 1